Filed by Cleveland-Cliffs Inc. Commission File No.: 001-08944 Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: AK Steel Holding Corp Commission File No.: 001-13696

20-Feb-2020
Cleveland-Cliffs Inc. (CLF)
Q4 2019 Earnings Call

CORPORATE PARTICIPANTS
C. Lourenco Goncalves
Chairman, President and Chief Executive Officer, Cleveland-Cliffs Inc.
Keith A. Koci
Executive Vice President, Chief Financial Officer, Cleveland-Cliffs Inc.
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OTHER PARTICIPANTS

Lucas N. Pipes
Analyst, B. Riley FBR, Inc.
Alexander Hacking
Analyst, Citigroup Global Markets, Inc.
Seth Rosenfeld
Analyst, Exane BNP Paribas
Nicholas Jarmoszuk
Analyst, Stifel, Nicolaus & Co., Inc.
James P. Finnerty
Analyst, Citigroup Global Markets, Inc.
Tyler Lange Kenyon
Analyst, Cowen & Co. LLC
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MANAGEMENT DISCUSSION SECTION

Operator: Good morning, ladies and gentlemen. My name is Christina and I'm your conference facilitator today. I would like to welcome everyone to Cleveland-Cliffs' 2019 Fourth Quarter and Full Year Conference Call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks, there will be a question-and-answer session. The company reminds you that certain comments made on today's call will include predictive statements that are intended to be made as forward-looking within the Safe Harbor protections of the Private Securities Litigation Reform Act of 1995.

Although, the company believes that these forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially.
Important factors that could cause results to differ materially are set forth in reports on Forms 10-K and 10-Q, and the news release filed with the SEC which are available on the company website.

Today's conference call is also available and being broadcast at cleveland-cliffs.com. At the conclusion of the call, it will be archived on the website and available for replay. The company will also discuss results, excluding certain special items, reconciliation for Regulation G purposes can be found in the earnings release which was published this morning.

At this time, I would like to introduce, Lourenco Goncalves, Chairman, President, and Chief Executive Officer.
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C. Lourenco Goncalves
Chairman, President and Chief Executive Officer, Cleveland-Cliffs Inc.
Thank you, Christina. And good morning, everyone. I appreciate you all joining on what should be our last call as a standalone iron ore company. After the closing of our acquisition of AK Steel, Cleveland-Cliffs will be a steel and iron ore company. We are very excited with this unique transaction and looking forward to all of the benefits that will come with controlling the iron ore pellets and HBI feedstock, as well as its steel products, including flat-rolled coil of stainless and carbon steel and highly-engineered manufactured parts for the automotive industry. Over the past several weeks, we have come away captivated by the untapped potential that clearly exists for AK Steel assets, and very impressed by the quality of the people on the ground. The opportunity ahead of us is actually bigger than what we first envisioned.

Before I lay out why, I will start with an update of where we stand with regards to our closing timeline. As you could probably gather, with this call being moved up by one week, we are progressing remarkably well on all of our necessary checkpoints to close the transaction, thanks to a great combined effort from both Cleveland-Cliffs and AK Steel's transaction teams, as well as our outside counsel Jones Day. We received regulatory approval from the United States on January 22, Canadian approval on February 12, and expect to receive Mexican approval by February 27. In addition, our S-4 Registration Statement went effective on February 4, allowing us to set our special shareholder meeting date of March 10, with a transaction close following soon thereafter on March 13.

Our dealings with AK Steel over the last several weeks gave us the conviction that Cleveland-Cliffs and AK Steel have a lot in common, and are both very different from the other companies and the vast majority of companies out there. Similarly to Cliffs, AK Steel has not saved money by skipping necessary maintenance that would, over time, make equipment and products a lot worse. Not the case with Cliffs, not the case with AK Steel. Also, both AK and Cliffs rely on the North America market and should thrive with a strong economy we currently have and we will continue to have here in the United States. Differently from the vast majority of companies these days, our businesses do not depend on China.

With the acquisition of AK Steel, Cleveland-Cliffs becomes the most relevant supplier of steel to the automotive industry in United States, fully integrated from iron ore on the ground to auto parts as a Tier 1 supplier of finished parts used in the assembly line of the car manufacturers. The pro forma numbers show that even before we account for synergies and cost cutting actions, the new Cliffs commands the highest EBITDA margin among all steel companies in North America. And that includes all integrated [ph] (00:06:04) and all EAF steelmakers. Last but not least, on day one, we are resolving for good the AK Steel balance sheet issue. With that, we will be running a company with a four-year window of no maturities and managing the business from a position of financial strength.

AK Steel serves the high-end markets that prefer stability in prices, with the biggest concentration of automotive share among all steel mills in our industry. This relatively stable revenue stream does not mirror its cost structure, which varies a lot more particularly due to the variations within the price of iron ore. By marrying our two businesses, we can mitigate this intra-year volatility with a combination of stable costs and prices while providing the new company with a level of margin predictability that's not common in the metals and mining world.

There are two other US integrated steel makers who control totally or partially control their own iron ore supply, but neither have the same level of penetration in the automotive market, and they both have a lot more exposure to spot steel prices. The rationale for the deal was explained in our announcement on December 3, 2019. Upon the completion of our acquisition of AK Steel, the commodity indices that investors use as a proxy for Cliffs' performance will be a lot less influential as our revenues will be far more in our control.

We understand that EAF mills continue to grab market share from the so-called high-cost blast furnace producers. This being said, treating all integrated steel producers as if they were all the same is not a good simplification. In fact, there is a massive disparity among different integrated mills. Also, as far as EAFs are concerned, some serious technological limitations exist in the types of steel that each EAF mill can or is willing to produce. The vast majority of the sophisticated steel products that AK Steel supplies are not just something any steel mill is capable of making.

That's one of the important [audio gap] (00:09:17) this new industry in countries with meaningful automotive manufacturing power such as Japan, Germany, France, and South Korea is completely dominated by blast furnaces. These blast furnaces are operated by a handful of well-run and properly-capitalized companies such as Nippon Steel, ArcelorMittal, and POSCO, among a few others. In the world of highly sophisticated [ph] skills (00:09:55) for the automotive industry, well-operated, integrated mills prevail by a large margin.

Automotive and blast furnaces, good blast furnaces, I mean, go together. There's a small group of high-end steel producers in the world that have all three necessary strengths to be part of this select group. One, the technological capability. Two, the R&D resources. And three, the staying power of a strong balance sheet. While the legacy AK Steel has only two of the three, the new Cleveland-Cliffs will have all three strengths. And, therefore, belongs in this very select group of steelmakers.

The importance of AK Steel as a well-established supplier of the automotive industry is even more relevant at this time when we approach a very interesting inflection point in the North American market for cars and trucks. We find ourselves in the very early moments of a transformational change from the use of combustion engines in passenger vehicles to that of electric-powered cars and trucks. Right now, electric vehicles still make up a very small percentage of cars on the road, with Tesla being a star in an undeniable reality as the first company to show a presence in the market for EVs. However, as several other car manufacturers catch up with the market and get ready to introduce new models of electric vehicles over the next few years, particularly in our favorite - favorable American market, supported by low interest rates and full employment, a vertically-integrated and downstream- oriented Cliffs-AK Steel will benefit from the trend.

With AK Steel's unique technical expertise, we are the best positioned company to supply what's needed for this change of the fleet from traditional combustion engines to EVs. AK Steel produce the most sophisticated products, including engineered parts to the automotive industry as a Tier 1 supplier in highly automated facilities operated by Precision Partners in several strategically located plants in the US, Canada, and Mexico. More important, we will leverage and increase our downstream businesses and [ph] AK too (00:13:03), and Precision Partners will be core to our business and to our commercial strategy.

We at Cleveland-Cliffs are profit-driven and we have proved our good commercial execution through very successful contract renegotiations with our pellet clients. In some cases, surprising the outsiders with our ability to succeed. By improving the utilization of our unique R&D resources in a more commercially focused way, the new Cliffs-AK can and will provide the advanced steel solutions needed by the car manufacturers to produce electric vehicles for the mass market.

These car manufacturers are well-established, long-term clients of AK Steel, and some of them have contacted us at Cleveland-Cliffs during the last several weeks to express their support to our transaction and their willingness to do business with a stronger entity, as the combined Cliffs-AK Steel we will be. With the balance sheet relief we will provide through the standalone AK Steel, this rare window of opportunity to the market for cars and trucks can and will be explored to our benefit. That, of course, would never happen had Cleveland-Cliffs and AK Steel stayed put as two separate companies.

These example just scratches the surface of what we are prepared to do as a combined entity, while achieving and maintaining a strong financial profile for a well-capitalized Cliffs-AK Steel. We have already executed a successful exchange offer that strips the relevant covenants from AK Steel bonds, providing us with a great deal of uniformity and flexibility in our capital structure. We have also arranged and put in place a new $2 billion asset- based loan for the combined entity. Our new ABL will provide us with substantial liquidity and with an easy way to pay down debt quickly and with no prepayment penalty.

Last but not least, subjected to market and other customary conditions, in the near term, we will be refinancing AK's 2020 and 2023 bonds. With all that at closing on March 13, the new combined company should have a much stronger financial profile than the current AK Steel, including the nice and comfortable no maturity window going forward 4 years that we currently enjoy as a standalone Cleveland-Cliffs.

I will be able to go into much more details once the deal is closed, including our operational plans, synergy achievement progress, and footprint optimization initiatives. Until then, our combined teams will continue planning and setting the stage for our takeover on day one. For now, our Mining and Pelletizing business remains steady and reliable, as always. One of the other benefits of the AK Steel transaction is that we now control our own destiny with our pellet supply and have picked up a lot of optionality as a supplier of iron ore products.

We have roughly 85% of our pellets order book secured through 2026. For the remaining 15% of pellet production, we have several options. We can either extend third party contracts, sell DR-grade pellets, or leverage the AK Steel blast furnace footprint to sell merchant pig iron. We want to make that decision later and we will do it in a way that allow us to maximize the profitability we enjoy from the unique position we have in the iron ore pellet and HBI markets.

This flexibility with our pellets was made possible primarily because of the construction of our HBI plant. Within a few months, we will be producing and selling hot briquetted iron. As I confirm right now, we will start up our HBI plant in June of 2020, and expect to generate healthy EBITDA and healthy free cash flow from our Toledo operation [ph] still (00:18:37) in 2020. We also expect to achieve our nameplate 1.9 million metric tons of HBI in 2021, which will be the first full calendar year of operation of our Toledo plant.

In advance of our start up, technical and commercial activities are well underway with our new Electric Arc Furnace clients. With a high 3% carbon content, Cliffs' HBI is a differentiated premium product, several steps above the low-carbon HBI and DRI commonly produced. In fact, our HBI is a direct replacement for imported pig iron. Also, very importantly, our Toledo plant is exclusively supplied with uniform pellets feedstock from a single source, our Northshore mine, which is a defining factor to allow for a stable operation and a very homogenous product.

With that, I'm pleased to inform that, based on actual ongoing commercial activity, Cliffs' HBI will be sold not only in our natural market within the Great Lakes, Indiana, Ohio, Kentucky, Illinois, among other states, but also to [indiscernible] (00:20:19) plants located in states farther south, such as Mississippi and Arkansas.

Between the Toledo HBI plant and the upgrade of the Northshore mine to produce DR-grade pellets, Cleveland- Cliffs has spent more than $1 billion to develop a new use for taconite iron ore from the Minnesota iron range.
This meaningful investment has generated more than 150 new full-time, high-paying jobs in Toledo, and brought a very relevant economic benefit to both Minnesota and Ohio, including approximately 1,650 construction jobs in both states during the last couple of years.

We are very excited that we are just a few months away from starting replacing Russian and Ukrainian pig iron with our made-in-USA HBI, to the benefit of our new EAF clients, our employees, our shareholders, and the economy of Toledo in Northwest Ohio.

On that note, I would like to invite our CFO, Keith Koci, to discuss our fourth quarter and full year 2019 results.

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Keith A. Koci
Executive Vice President, Chief Financial, Cleveland-Cliffs Inc.
Thanks, Lourenco, and good morning to everyone listening today. Cliffs concluded 2019 with fourth quarter adjusted EBITDA of $111 million, and full year adjusted EBITDA of $525 million. This represented an industry best 28% EBITDA margin, even after dealing with precipitous drops in both steel pricing and pellet premiums during the year. Most notably, our cash flow generated from operations continues on a positive upward six-year trend.

Net cash from operating activities was $563 million in 2019 compared to $479 million (00:22:30) last year, and our highest since 2013. Our Mining and Pelletizing segments quarterly EBITDA of $153 million was driven by 5.8 million long tons of shipments, including 400,000 tons of intercompany sales. This put us at 19.4 million long tons of sales for the full year, roughly in line with our previous guidance.

Our pellet price realization of $90 per long ton in the fourth quarter was negatively affected by the volatility in hot- rolled steel prices and pellet premiums that we saw during the back half of the year. That caused us to record an unfavorable revenue true-up adjustment in the fourth quarter. The true-up was primarily a function of having to revalue our entire year sales at the full year averages for HRC pellet premium and IODEX, negatively impacting our Q4 rate. After all of that, our full year revenue rate was $100 per long ton, which came in at the midpoint of the spot price guiding range that we've provided last quarter.

Cash cost for the fourth quarter was $64 per long ton which also put us right in the midpoint of our full year guidance range of $64.50 per long ton. As for CapEx, we are now through our peak year spend of $656 million, and expect to see roughly half that amount in 2020 as we wrap up the construction of the HBI plant in Toledo.

On the finance side, we are grateful to end such a heavy spending year maintaining a health liquidity position, including $350 million in cash and an untapped revolver. With our reduction in capital spend, cash needs in 2020 will be much lighter. Along with reduced HBI construction costs, we will no longer have the $45 million minority interest payment that we were contracted to pay in each of the last three years. And finally, we still have our steady flow of tax refunds continuing with another $60 million expected in the middle of this year, and two refunds of $30 million in each of the next two years.

In 2020, we expect to sell between 20 million long tons and 20.5 million long tons of pellets, including approximately 1.5 million long tons of DR-grade pellets to be delivered to our HBI plant. Due to the additional pellet tonnage produced last year that is currently in inventory, we also have flexibility to increase beyond that sales amount in 2020 should demand warrant.

For full year guidance on a Cliffs standalone basis, we have provided an expected 2020 adjusted EBITDA range of $550 million to $575 million. In order to maintain consistency, we have used roughly the same forecast and pricing assumptions that have been put forth in other publicly filed documents, using analysis that was developed last November. I would also flag that as HRC prices have come down, our revenue rates have become slightly less sensitive to movements in iron ore prices and pellet premiums due to the nature of our pricing formulas. Both our revenue sensitivities and our EBITDA guidance range will not be relevant after we complete the acquisition of AK Steel. And as such, will be de-emphasized by us going forward.
Nevertheless, while we are still a standalone business, I should note that we are now at a point where the Atlantic pellet premium sits below the cost of pellet conversion for most players in this market. And we have already seen supply begin to come out of the market. On top of that, currently, the Chinese pellet premium is actually higher than the Atlantic, a pretty rare occurrence and often a signal that the Atlantic premium is too low and likely to rise.

For the first quarter 2020, as always, we are in the middle of restricted shipping on the Great Lakes, forcing us to limit most deliveries to rail only. Q1 should represent only 3% to 5% of our full year revenues on a Cliffs standalone basis. Assuming we close on our expected date of March 13, our next quarter's results would reflect AK's results only for those last 18 days of the month, so we may see a small pro-rated influence from AK's earnings during Q1 but would not see the full benefit of their earnings in our results until the second quarter.

With that, I will turn to Lourenco for his final remarks.
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C. Lourenco Goncalves
Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.
Thanks, Keith. With both the upcoming completion of the AK Steel acquisition and the Toledo HBI plant coming online, 2020 will be the most transformational year in our 173-year history. We are very excited to welcome our new customers: Nucor, Dave J. Joseph, Steel Dynamics, OmniSource, Big River Steel, North Star BlueScope, and several others to our list of clients as they acquire a massive tonnage of HBI for [ph] the building (00:28:00) of their electric arc furnaces.

In the meantime, we'll need our shareholders' support to make the acquisition of AK Steel by Cleveland-Cliffs a reality. To those Cliffs shareholders of record as of January 31 listening on today's call, you should have already received the necessary materials to vote for the transaction. Your vote is necessary and I appreciate your support.

As you know, I'm a big shareholder of Cleveland-Cliffs myself. One that has bought several million dollars' worth of CLF stock in the open market and never sold a single share, except for offsetting taxes before the shares become mine. Speaking as a shareholder and to all of our shareholders, I believe the acquisition of AK Steel under my guidance, with the leadership of my management team, and with the addition of key players from the AK Steel management team is the optimal path to maximize the value of our CLF shares.

If you have any questions about the rationale for the deal or how to vote, please feel free to reach out to us using the contact information provided in your materials or on our website. One more time, your vote is important, and I look forward to receive your affirmative vote on or before March 10.

With that, I will turn it back to Christina to direct Q&A.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Your first question comes from Lucas Pipes from B. Riley FBR. Your line is open.
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Lucas N. Pipes Analyst, B. Riley FBR, Inc.	Q
Hey, good morning, everybody.
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C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Good morning, Lucas.
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Lucas N. Pipes Analyst, B. Riley FBR, Inc.	Q
Congratulations, Lourenco and team, on the continued progress on HBI and moving so quickly on completing the AKS acquisition. Lourenco, I wanted to start out with some higher level questions. So first, on AKS, you mentioned the long-term strategy and the commercial opportunities there. But are there pieces of the AKS portfolio that might be less relevant that could be candidates for monetization? Any thoughts on that would be appreciated.

And then, reading through the S-4, it appears this marriage started with a date about Ashland, and I don't think you mentioned Ashland in your prepared remarks. Could you maybe update us on the thoughts on that asset?

And then, lastly, appreciate your comments regarding the EV revolution in your prepared remarks. Folks don't typically think about steel in the context of EV, kind of what are your thoughts there, what products feed into that market and transition specifically, and what do you think the impact will be to AKS longer term there? So appreciate all the color on those kind of three questions.
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C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Okay, Lucas, that's a lot of - a lot to chew, but let's try to get it done. First of all, the thoughts on the assets, where I'd be very careful in terms of what I can and I cannot talk about because there are a few things in the M&A regulations, and some touching the law in term of gun jumping provisions, that I'm not in charge of the company yet, so we are working on preparing a plan and, of course, we have plans. But in a general way, without being specific on anything, the assets that we - are not going to be part of the core, and there are some that are not going to be part of the core, will be monetized. We did that with the Cliffs, that was a lot more difficult, a lot more complicated, a lot more specific in terms of potential buyers.

With AK, we have a few things that - actually, we are receiving reverse inquiries in terms of - without us soliciting anything, they're coming here and they are calling in and making proposals on doing this and doing that. We'll listen to everybody and we are taking our own plan to paper. And on day one, we will start to execute. So you should expect that non-core assets will be taken care of and monetized to the best of our ability, that's the first.
As far as Ashland, look, we were developing a market for HBI. We're doing extremely well. We are done now. We are - we believe that our commercial effort and our technical effort came to fruition. We are very pleased, I gave names of clients that are going to be buying massive tonnage of HBI from us. And I did not - by the way, I did not mention AK Steel because we are concentrating the effort on HBI to outside clients at this moment. So, we are not even planning to use our HBI within AK Steel at the very beginning. So, just to give you an idea how hot is HBI products in the marketplace right now.

But back to Ashland. I started Ashland - I started to be interested in Ashland because I was seeing the high level of interest for our HBI. So it would be, in my opinion, an opportunity to create an expansion in this metallics market, and develop [ph] Ash (00:34:17) as a producer of pig iron for the marketplace. But, however, when I start doing that, we have to do market analysis. Then we do market analysis, we realized that there is only so much that the EAFs can get to before they get into a ceiling that they can't pass.

And then, if they can't produce certain types of products, then you cannot, in all fairness, to continue to supply them with metallics because they will not need it, and they have other alternatives that might be more economically viable for this intelligent EAFs, and they will not be buying pig iron just because pig iron might be available. In other words, they would - they, meaning the EAFs, will not be producing exposed parts for automotive if they have a pig iron available, because that's not their restriction to produce exposed parts.

We really realized that we are getting to a point with our HBI that we're pretty much optimizing the market for

EAFs. And so, will Ashland happen? At this point, I don't know. I don't believe so, because we are going to, first and foremost, maximize AK Steel capabilities. Because when I realized that the EAFs would not be able to get there, I also realized that there was an untapped potential with AK assets that I could develop.

Even more important, some highly-integrated producers that have a traditional history of producing the products for the automotive market are walking away, they're going backwards. So, they are going from a car to a bicycle. So, let them do that. I'm good with that. But AK Steel has the R&D capability, has the technical capability, has the patents, has the products, has the clients. So, we only need to improve it commercially, besides the balance sheet, that will be done before we land there on March 13.

So that's our forte, that's what we do for a living 39 years and 6 months in this business. So, Ashland at this point is in the back burner. I don't believe the market needs Ashland. The market definitely needs our HBI, but I'm not sure if they will need Ashland. And I'm going to do everything I can for the market not to need Ashland, because we are going to grow the business of AK Steel.

You also mentioned the electric vehicle revolution. I agree with your terminology. It's a revolution. Even more important, it's a steel revolution. Remember, the Tesla S was all aluminum. The Tesla 3, the evolution [ph] of that S and the Tesla (00:37:24) that you see on the street is all steel. So there's a potential in - towards steel as well. And finally, the traditional car manufacturers are now at a point that they realize that Tesla is for real, and the EV is for real. So they're all jumping into this thing.

And guess what, they are all clients of AK Steel. So, we are going to be developing EVs, and materials for EVs inside our R&D center in Middletown, Ohio. And actually, we are going to start this right away. So, it's coming. AK Steel will be a big beneficiary and when you see companies like Volkswagen - Volkswagen CEO saying, Tesla is
- to his exact [ph] (00:38:27), Tesla is real, if you don't believe, you don't belong to Volkswagen at this point. That means something. General Motors is coming with a bunch of EVs. Ford is going toward that. There's a company producing trucks, called Rivian, producing trucks in Illinois, they are a huge client of AK Steel. We are going to continue to support their development. So, there's a lot coming in this thing.

And here in the United States, we are going to be pretty much - I will not say alone, because we have ArcelorMittal USA also participate in the marketplace. But I think that we're going to have a lot of business for us, Cleveland-Cliffs-AK combined and our big client, ArcelorMittal USA. So, we are good in both sides, in the automotive side and in the pellet side.

Sorry if my answer is too long, but you gave me three very interesting and very provocative points to talk about.
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Lucas N. Pipes Analyst, B. Riley FBR, Inc.	Q
I really appreciate all the color Lourenco. It's never enough. I'll keep it really short for my second question. Breakdown of capital expenditures in 2020, Keith, you may have mentioned it your prepared remarks, but if you could just reiterate it...
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Keith A. Koci Chief Financial Officer & Executive Vice President, Cleveland-Cliffs, Inc.	A
Sure.
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Lucas N. Pipes Analyst, B. Riley FBR, Inc.	Q
...just in case I missed it, I would appreciate it. Thank you.
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Keith A. Koci Chief Financial Officer & Executive Vice President, Cleveland-Cliffs, Inc.	A
Yeah. No problem, Lucas. We're - 2020, we're - the range we provided $350 million to $400 million breaks down. HBI is going to be - or Toledo's going to be $270 million to $290 million to complete. Virtually, all of that will happen in the first six months. The sustaining CapEx for Cliffs, $70 million to $90 million, somewhere in there.
And roughly $20 million of capitalized interest during the year to complete the Toledo plant. That's the breakdown.
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Lucas N. Pipes Analyst, B. Riley FBR, Inc.	Q
Okay. I appreciate it very much and continued best of luck. Thank you.
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C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Thanks, Lucas.
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Operator: Your next question comes from Alex Hacking from Citi. Your line is open.
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Alexander Hacking Analyst, Citigroup Global Markets, Inc.	Q
Hi. Good morning and thanks for the time. I just wanted to follow up with a question on the HBI. You've said you've made a lot of commercial headway there, and congratulations on the success, and it sounds like you have all the offtake there - or a lot of the offtake already sorted out. But I'm curious on the pricing. Can you give us any color, if possible, on the pricing structure in terms of what type of contracts do - that you'll be entering into? Will they kind of be - kind of in terms of duration? And then, also in terms of the pricing mechanism for HBI, will it be linked to indexes in any way and how often will the prices reset? So, any color there will be very helpful. Thank you.
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C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Good morning, Alex. The HBI product is being sold to clients that have a way of doing business. I have been saying that forever. I've been saying that before we built the HBI plant. We have to respect the way the clients do business. We can't try to impose a new way of doing business before entering a market. So, these folks buy in short-term, they buy per order, these orders are more loosely agreed upon in terms of tonnage for the quarter, and price is set in a monthly basis.

The biggest reference for price for us would be the price of pig iron adjusted for the value-in-use that our HBI - I mean, pig iron delivered to the client, of course. Not pig iron FOB [ph] to around Brazil (00:42:26) or FOB [ph]

Ponta da Madeira (00:42:28) or FOB some port in Europe. No, delivered to the United States, delivered to the site, and adjust for the value-in-use. Remember, pig iron has 4.5% carbon, we're going to have 3% carbon. It's close but it's not there. So we're going to generate a little [ph] less heat (00:42:46). We have a little more gain because we are low silica but we are not zero silica.

On the other hand, we have [ph] about (00:42:53) very high metallization. So there are a lot of gives and takes that will be defined by the value-in-use. But the value-in-use will be developed after the client is really using the product. So, we are going to have six months or seven months between June and December of 2020 to be adjusting these parameters. But by and large, we are set, we are happy, and we are going to continue to develop this business that way. It will be very profitable for us. Their pay back, the IRR that I promised will be - when we first started, will be easily beat.
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Alexander Hacking Analyst, Citigroup Global Markets, Inc.	Q
Okay. Thanks. That's very helpful. Thanks for the time and good luck.
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C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Thank you.
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Operator: Your next question is from Seth Rosenfeld from Exane BNP. Your line is open.
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Seth Rosenfeld Analyst, Exane BNP Paribas	Q
Good morning. Thank you for taking the questions. If I can touch on two points. First on HBI and then secondly on Ashland, please. So when it comes to HBI and the CapEx budget, your release talked about the CapEx being I think fast tracked - or development being fast tracked in Q4, obviously, on track for ramp up before the end of H1. When it comes to CapEx, my understanding was that the 2020 CapEx budget was closer to $300 million, implying that we're looking [ph] $50-100 million (00:39:21) above that. What are the moving parts in that? Keith, thank you for the color earlier, but is HBI CapEx one of those elements, was there actually an increase in expected budget there?

And then, secondly please, when it comes to pig iron at Ashland, your comments about market research pointing to a metallics market well-supplied [ph] based on just here on HBI (00:44:36) seems [ph] to have countered
(00:44:38) what we heard from you back in December at the time of the deal announcement when Ashland growth seemed to be one of the key incremental growth drivers for the story. Just to clarify, what's changed in the time? Is this new market research you completed after the [ph] acquisition (00:44:51) was announced or was this always in line with your expectations going back to December? Thank you.
...

C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Well, first of all, let's set the record straight here. You said that HBI, throughout the world, particularly here in United States, is a widow maker. So my wife is still married, so I'm still alive. So, remember when you said that, that HBI was a widow maker because HBI generates budget overruns and people can't complete construction on time. Remember that, Seth?

...

Seth Rosenfeld Analyst, Exane BNP Paribas	Q
I do and I'm glad your wife is not a widow.
...

C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
So, I'm right here. So, our HBI is on time. Our HBI is actually ahead of schedule, and our HBI is on budget. So we are good with that. Second, the fluctuation of the numbers for CapEx, that's just carryovers from last year. Things that, for one reason or another, we did not pay last year. Because if we can pay later, we'll pay later, we don't pay earlier. So, that's pretty a rule of thumb when you are building something. If everything goes on time and you are not being forced to deploy the capital earlier, if you can deploy the capital later, why not to do it? So, it's just a move from one year to another.

As far as Ashland, that's what due diligence is for. [ph] We are now doing (00:46:23) due diligence, we really deep
- diving deep into deep into AK Steel. We are - as far as public information is concerned, we did not hear too much from AK in public conference calls and things like that, a lot of the automotive business. We heard a lot about their balance sheet, we heard a lot about their bonds that were not refinanced, we heard a lot about pension, but we didn't hear a lot of their business. And we really start digging into their business, that business is phenomenal.

Their technical capabilities are immense. And I would have to produce pig iron to support EAFs [indiscernible] (00:47:10). I'm going to support EAFs [ph] probably through (00:47:14) the HBI, so I'm not denying the importance of EAFs, so there is no conflict with previous statements. Just as due diligence showed, there's a real potential for the ongoing - for the existing AK business, particularly what - in what's related to automotive. It's extremely impressive.

Our first Investors Day for AK Steel will be done at the Research and Development Center (sic) [Research and Innovation Center] (00:47:45) of AK Steel in Middletown, Ohio. And I'm sure you're going to be there, Seth. You're going to be surprised, as other research analysts will as well. So, there is no conflict. It's just due diligence. That's what - why companies do due diligence when they're acquiring other companies, to really learn what they are getting into. So, we realized that we are getting into something a lot bigger and a lot more relevant and a lot more important in terms of return to the shareholders than just producing pig iron to the marketplace out of Ashland. I'm not saying that's not going to come, I'm just saying that this was - now way behind in the scale of priorities.
...

Seth Rosenfeld Analyst, Exane BNP Paribas	Q
Okay. Thank you very much. Wishing you best of health.
...

C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Thank you.
...

Operator: Your next question comes from Nick Jarmoszuk from Stifel. Your line is open.
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Nicholas Jarmoszuk Analyst, Stifel, Nicolaus & Co., Inc.	Q
Yeah. Hi, Lourenco. Good morning.
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C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Good morning, Nick.
...

Nicholas Jarmoszuk Analyst, Stifel, Nicolaus & Co., Inc.	Q
Question for you on the EBITDA guidance. Does it assume any contribution from the HBI plant in the second half of the year?
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C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Look, here's the thing. Keep in mind that, as soon as 2021 comes, we're going to have 9 million tons of intercompany sales. Don't forget that. So, that will change everything in terms of the things that you see in this EBITDA guidance. But I'll let Keith Koci go into the details or the numbers related to that guide.
...

Keith A. Koci Chief Financial Officer & Executive Vice President, Cleveland-Cliffs, Inc.	A
Right. As far as the start up of HBI, we're pretty modest with the back half and we've only put in $30 million of EBITDA coming from HBI in 2020, and it's mainly just due to the ramp up and there's always some additional costs in getting started. The number grows immensely in 2021, as we expect to have a full year running at the - at our nameplate capacity. So, we're looking at roughly $200 million of EBITDA generation in 2021, and that's what we've got in our guidance.
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Nicholas Jarmoszuk Analyst, Stifel, Nicolaus & Co., Inc.	Q
Okay. [indiscernible] (00:50:07)
...

C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A

...think about that. As far as 2020, assuming $650 per [ph] hot band (00:50:16) in the United States is still a very modest number, and should be a number easy to achieve. $90 for IODEX. Well, today it's $91.10, the IODEX that was published this morning. So, the new normal is unabated. Even Vale was unable to destroy the IODEX. They did destroy the pellet premium, no doubt about. When you reopen contracts that are stepping stone with the clients and you upset clients crying wolf, then those premiums go down. The biggest part is that the biggest victim of this absurd, is Vale. So, they are losing tonnage. They are giving away revenue by giving away the pellet premium. So, very soon they will need to come to reality and the pellet premium will go up.

Like Keith explained, for the vast majority of pellet producers in the world, the current pellet premium doesn't cover their costs, so they are in trouble. Vale might be okay because the manipulation of the Brazilian real that's now trading at $1 for BRL 0.37, so it's pretty absurd. So, that [ph] (00:51:40) gives the impression that they have all costs under control but they don't. So, they will have to play catch up with the pellet premium very soon. That's why we put a $50 number for our expectation. Possibly, that would be higher.
...

Keith A. Koci Chief Financial Officer & Executive Vice President, Cleveland-Cliffs, Inc.	A
Okay. And, Nick, one more follow up to my comment real quick. The $30 million that I quoted does not include the intercompany margin, so we also recognize then margin at the price that we're charging to ourselves, so there's an additional margin in the HBI product that will be in the Mining and Pelletizing division so it's [indiscernible] (00:52:16).
...

C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Great point. It's just the profitability of the pellets division.
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Keith A. Koci Chief Financial Officer & Executive Vice President, Cleveland-Cliffs, Inc.	A
That's right.
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C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Yeah. Not - the process that we make selling pellets at market price from Northshore to IronUnits, so from Northshore to Toledo, because we have to do it that way because, among other things, we'll pay royalties to Mesabi Trust on - based on market price, so we don't mess with that.
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Nicholas Jarmoszuk Analyst, Stifel, Nicolaus & Co., Inc.	Q
Okay. And with the customers that you mentioned, does that fully contract the nameplate capacity of Toledo?
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C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
No. What do you mean? If I have [ph] awarded (00:52:53) for 1.9 million metric tons for 2021? Of course not. Nobody has that. Nobody has that for any product. Why should I have for HBI? I don't have for pellets either. No steel company in the world has for steel. So, why we're asking this question? Are you trying to say that I don't have orders for HBI, is that what you are implying?
...

Nicholas Jarmoszuk Analyst, Stifel, Nicolaus & Co., Inc.	Q
No. I was just curious as to how much of the capacity is contracted?
...

C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Everything that we are going to produce in the beginning. And then, it's up to us. If the product is good, as we believe the product is, and the clients believe that the product is, we are going to have a great business. If the product is like other producers in - even one here in United States, in Texas, we will probably have trouble. But we are not them, we are us. We have a single source of pellets coming from Northshore. We know how to deal with iron ore. We have been dealing with iron ore for 173 years, so we learned one thing or two. And we also understand how to deal with contract business to supply feedstock to clients. But we are going to be fine, Nick. We have the orders that we need to start, and then we'll go from there.
...

Nicholas Jarmoszuk Analyst, Stifel, Nicolaus & Co., Inc.	Q
Okay. And then, returning to the pellet discussion, do you have any thoughts that Vale could be looking to give some sort of discount to their European customers to maintain blast furnace throughput, and then they'll - once the margins in Europe improve, then they'll get a little more aggressive with the pellet premium? Is that - do you think that's a reasonable to think about it?
...

C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
I think the reasonable way to think about that, that's too many people getting trained on the job - on-the-job training, as well. [ph] As well, they learn the business (00:54:49) that they will start to charge the clients, what they need to charge. But it's for Vale to resolve - to the board members of Vale to resolve. It's a Vale thing. And Vale, at this point, has other things to resolve. They have a few people going to jail. It's a mess out there. So, I don't know.
...

Nicholas Jarmoszuk Analyst, Stifel, Nicolaus & Co., Inc.	Q
Okay.
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C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Go ask them.
...

Nicholas Jarmoszuk Analyst, Stifel, Nicolaus & Co., Inc.	Q
All right. That's all I had. Thank you.
...

C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Thank you.
...

Operator: Your last question comes from James Finnerty from Citigroup. Your line is open. Please go ahead.
...

James P. Finnerty Analyst, Citigroup Global Markets, Inc.	Q
Hi. Thanks for taking the question. Just on AKS that you intend to refinance, the 2021s and 2023s, will the 2021s be unsecured and guaranteed like the 2025s and 2027s?
...

C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Look, I - as you know, being a high yield bond analyst, I can't talk about that right now. So, we will announce this deal at the right time. We have a track record of doing this type of transactions and doing the transaction right.
Look at that, check the last five and a half years, you have plenty comparables, just here within Cleveland-Cliffs. But I can't show my hand right now and I will not disclose that at this point. But we are set, we are good. Stay tuned.
...

James P. Finnerty Analyst, Citigroup Global Markets, Inc.	Q
Okay. And the timing is still to be determined, so it could happen in conjunction with the closing of the transaction or it could happen afterwards, is that still undetermined?
...

C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
I said that we are going to be done by day one, I mean. We're going to hit the ground running. We are going to be done. Remember, we already stripped the covenants of the AK bonds, check the box. We already arranged the ABL, so check the box. So, the last piece missing is the bonds. So, we are going to take care of that. And when we land there, we're going to have four-year window of opportunity to work and get AK Steel refocused on commercial, refocused on developing steels, and more important than anything, charging the clients a price that will be proper for the type of technology that is embedded in the steels that we produce.
...

James P. Finnerty Analyst, Citigroup Global Markets, Inc.	Q
Great. Thank you very much. That was very helpful.
...

C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Thanks, James.
...

Operator: And your final question come from Tyler Kenyon from Cowen. Your line is open.
...

Tyler Lange Kenyon Analyst, Cowen & Co. LLC	Q
Hey, good morning. Thanks for squeezing me in. So you've given us some standalone EBITDA guidance based on some commodity price inputs for Cliffs. Wondering if you could provide a little bit more detail on the embedded pellet volumes, cash costs, and perhaps SG&A assumptions within that $550 million to $575 million range?
...

C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A

Keith's going to take that.
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Keith A. Koci Chief Financial Officer & Executive Vice President, Cleveland-Cliffs, Inc.	A
Yeah. I mean, the standalone - I mean, SG&A, kind of similar year-over-year. Cash cost to production, up roughly 3%, mainly product mix is a big part of it because we'll be producing a lot more DR-grade pellet. The DR-grade pellet costs more to produce. We also see some additional maintenance cost in the year. You'll see some higher cost at Tilden stripping because we've extended the life of the mine as you'll see as soon as we disclose in our
10-K. And the natural increase in labor cost each year. So, you see a little bit of an increase there. What was the other factor?
...

C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
At today's prices, we'd be probably $1.50 increase, something like that. Less than $2.
...

Tyler Lange Kenyon Analyst, Cowen & Co. LLC	Q
Okay. Great. And then, anything just on volume assumptions for third party pellet sales?
...

C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Volume will be in the 20 million tons to 20.5 million tons range.
...

Tyler Lange Kenyon Analyst, Cowen & Co. LLC	Q
And any sense you can provide us just on how much will be going to HBI in terms of inventory build?
...

C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
On inventory build, we already built the inventory. So we don't have any more inventory build to do. Actually in 2020, we are considering that we are going to be moving only 1.5 million tons to 1.8 million tons of pellets because it could be around [ph] five year (00:59:24). And starting 2021, we will have a goal in steady state, it's to produce 1.9 million metric tons of HBI, we're going to need 2.8 million tons of pellets moving into Toledo. But that will be 2021 and beyond.
...

Tyler Lange Kenyon Analyst, Cowen & Co. LLC	Q
Okay. Thank you.
...

C. Lourenco Goncalves Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.	A
Thank you, Tyler. Christina?
...

Operator: There are no further questions at this time. Do you have any closing comments today?
...

C. Lourenco Goncalves
Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.
Just to wish everybody a great Thursday. [ph] Keep posted (01:00:11) - keep paying attention. We are moving fast. We are doing everything we have to do. We are excited about the transaction. We're excited about HBI. We're excited that we have a transformational event that will change Cleveland-Cliffs going forward. And we will guarantee that this company will be here for the next 50 to 100 years. We are pleased with what we have done. We appreciate the support of our shareholders. And so far, the votes coming in are massively in favor of the transaction. We appreciate each one of the retail investors and the institutional investors that continue to demonstrate everyday their support to our strategic moves.

We are together. I am one of you. I'm a big shareholder of this company. My family will be involved with this company for two or three generations (01:01:13). So that's how we see this business. There is no short-term thing here. We're working for us, shareholders of this company. Thank you very much and have a great day.
...

Operator: Ladies and gentlemen, this concludes today's conference call. Thank you for participating. You may now disconnect.

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Forward-Looking Statements
This communication contains certain forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication, words such as “anticipate,” “assume,” “believe,” “build,” “continue,” “create,” “design,” “estimate,” “expect,” “focus,” “forecast,” “future,” “goal,” “guidance,” “imply,” “intend,” “look,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “strategy,” “target,” “work,” “could,” “may,” “should,” “would,” “will” or the negative of such terms or other variations thereof and words and terms of similar substance may identify forward-looking statements, including statements with respect to the businesses, strategies and plans of AK Steel and Cliffs, their expectations relating to the Merger, including the expected benefits of the proposed Merger and the anticipated completion of the proposed Merger or the timing thereof, and their respective future financial condition and performance and expectations, estimates and projections about Cliffs’ or AK Steel’s respective industries or businesses. Cliffs cautions investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the risk that the Merger Agreement may be terminated in accordance with its terms and that the Merger may not be completed; the possibility that Cliffs shareholders may not approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of Cliffs common shares in connection with the Merger; the possibility that AK Steel stockholders may not adopt the Merger Agreement; the risk that the parties may not be able to satisfy any or all of the conditions to the completion of the Merger in a timely manner or at all; the risk that governmental agencies may require Cliffs to agree to certain restrictions on the combined company’s business in order to obtain the required regulatory approvals for the Merger, which may negatively impact the combined company’s results of operations; the risk that the Merger may be less accretive than expected, or may be dilutive, to Cliffs’ earnings per share, which may negatively affect the market price of Cliffs common shares; the possibility that Cliffs and AK Steel will incur significant transaction and other costs in connection with the Merger, which may be in excess of those anticipated by Cliffs or AK Steel; the risk that the financing transactions to be undertaken in connection with the Merger have a negative impact on the combined company’s credit profile or financial condition; the risk that Cliffs may fail to realize the benefits expected from the Merger; the risk that the combined company may be unable to achieve anticipated synergies or that it may take longer than expected to achieve those synergies; the risk that any announcements relating to, or the completion of, the Merger could have adverse effects on the market price of Cliffs common shares; the risk related to any unforeseen liability and future capital expenditure of AK Steel or Cliffs; pending litigation relating to the proposed Merger and potential future litigation that could be instituted against Cliffs, AK Steel or their respective directors; the risks related to Cliffs’ ability to issue new senior notes or obtain a new revolving credit facility in connection with the Merger on favorable terms, if at all; the risk that the Merger and its announcement or completion could have an adverse effect on the ability of Cliffs and AK Steel to retain customers, retain and hire key personnel and/or maintain relationships with their suppliers and business partners; and the risk of any changes in general economic, market or business conditions, or changes in the economic or financial condition of Cliffs and AK Steel. Other risks to Cliffs and AK Steel and factors that may present significant additional obstacles to the realization of forward-looking statements or that could have a material adverse effect on Cliffs’ and AK Steel’s respective financial condition, operating results, credit rating, liquidity and businesses generally are described under the caption “Risk Factors” in Cliffs’ and AK Steel’s respective Annual Reports on Form 10-K for the year ended December 31, 2019 and other periodic reports filed with the Securities and Exchange Commission (the “SEC”) as well as in the Registration Statement (as defined below).
Unless expressly stated otherwise, the forward-looking statements contained in this communication are based on the expectations and beliefs of Cliffs’ management team based on information currently available. Forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions and estimates that are inherently affected by the respective operations and business environments of Cliffs and AK Steel, including economic, competitive, regulatory and operational risks, many of which are beyond the control of Cliffs and AK Steel and which are difficult to predict and may turn out to be wrong. The foregoing list of factors should not be construed to be exhaustive. There is no assurance that the actions, events or results of the forward-looking statements will occur, or, if any of them do, when they will occur or what effect they will have on the results of operations, financial condition or cash flows of Cliffs or AK Steel. In view of these uncertainties, Cliffs cautions that investors should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Cliffs undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Additional Information and Where to Find It
In connection with the proposed Merger, Cliffs filed with the SEC a registration statement on Form S-4 (File No. 333-235855) (as it may be amended and supplemented from time to time, the “Registration Statement”) that was declared effective by the SEC on February 2, 2020, and which includes a joint proxy statement of Cliffs and AK Steel and also constitutes a prospectus of Cliffs. Cliffs and AK Steel may also file other documents with the SEC regarding the proposed Merger. This communication is not a substitute for the Registration Statement or any other such document that Cliffs or AK Steel may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The definitive joint proxy statement/prospectus was mailed to shareholders of Cliffs and stockholders of AK Steel on or about February 5, 2020. Investors and securityholders may obtain copies of the Registration Statement and the other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by Cliffs are also available from Cliffs free of charge at its website, www.clevelandcliffs.com, or by contacting Cliffs’ Investor Relations at 216.694.6544. Documents filed with the SEC by AK Steel are also available from AK Steel free of charge at its website, www.aksteel.com, or by contacting AK Steel’s Investor Relations at 513.425.5215.
Participants in the Solicitation Regarding the Proposed Merger
Cliffs and AK Steel and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information regarding Cliffs’ directors and officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for Cliffs’ 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2019. Information concerning AK Steel’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for AK Steel’s 2019 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 10, 2019. Additional information regarding the interests of these participants is included in the joint proxy statement/prospectus that forms part of the Registration Statement, as well as other relevant materials filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated above.